November 13, 2019

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549

Attention: David Orlic

Re:	Grosvenor Registered Multi-Strategy Fund (TI 1), LLC (the “Acquiring Fund”) — File No. 333-233921
Registration Statement on Form N-14

Dear Mr. Orlic:

On behalf of the Acquiring Fund, we submit this letter in response to comments received by telephone on October 24, 2019 from the staff of the Securities and Exchange Commission (the “SEC”) with respect to the registration statement on Form N-14 8C (the “Registration Statement”) relating to the registration of shares of the Acquiring Fund, in connection with the reorganization of Grosvenor Registered Multi-Strategy Fund (W), LLC (the “Acquired Fund” and, together with the Acquiring Fund, the “Funds”) with and into the Acquiring Fund (the “Reorganization”). The Registration Statement was filed with the SEC on September 24, 2019, accession no. 0000898432-19-001203.

For convenience, we have set forth each comment below, followed by the Acquiring Fund’s response. Capitalized terms not otherwise defined have the same meaning as given in the Registration Statement.

General Comments

Comment 1 — The staff notes that the Combined Information Statement and Prospectus (“Information Statement/Prospectus”) states in various places that the Reorganization is expected to occur “as of the close of business on November 30, 2019.”  As November 30, 2019 is not a business day, please consider revising the disclosure to remove reference to the “close of business.”

Response to Comment 1 — The Acquiring Fund will make the requested changes by replacing “close of business” with “end of the day.”

Letter to Investors

Comment 2 — In the third paragraph of the Letter to Investors, please disclose any negative factors considered by the Board with respect to the Reorganization.

Securities and Exchange Commission
November 13, 2019

Response to Comment 2 — In response to the staff’s comment, the Acquiring Fund will add the following disclosure:

The Fund’s Board of Directors also considered the up-front costs of the reorganization, which the Board of Directors believes are outweighed by the benefits of the reorganization.

Comment 3 — In the third paragraph of the Letter to Investors, please clarify that the management fee reduction and expense limitation are only effective through July 2020, and so expenses are anticipated to be lower only through July, 2020 and that the management fee and expenses could increase after that date. Please also update the Information Statement/Prospectus elsewhere as appropriate.

Response to Comment 3 — In response to the staff’s comment, the Acquiring Fund respectfully notes that the reduction in the management fee rate is permanent and that the management fee rate cannot be increased without approval by both the Board of Directors of the Acquiring Fund and the shareholders of the Acquiring Fund.  Furthermore, pursuant to Comment 11, the Acquiring Fund has revised the disclosure to state that the expense limitation agreement will remain in effect until November 30, 2020.  Therefore, the Acquiring Fund has revised the disclosure, where applicable, to state that the expense limitation agreement will remain in effect until November 30, 2020, after which time expenses may increase.

Comment 4 — Please consider whether any information that is provided as-of March 31 can be updated to be as-of a more recent date.

Response to Comment 4 — The Acquiring Fund will make the requested change where appropriate.

Information Statement/Prospectus

Comment 5 — On page 1, the staff notes that the Information Statement/Prospectus incorporates by reference the Acquiring Fund’s prospectus, but not the Acquired Fund’s prospectus.  Please incorporate by reference the Acquired Fund’s prospectus.  Please also add the Securities Act of 1933, as amended, reference numbers.

Response to Comment 5 — The Acquiring Fund will make the requested changes.

Comment 6 — On page 4, under the heading “Comparison of the Acquiring Fund and the Fund,” the staff notes that the disclosure states that “[d]efined terms used herein, and not otherwise defined herein, have the same meanings as in the Acquiring Fund’s Prospectus dated July 31, 2019.”  Please define all terms in the Information Statement/Prospectus itself.

Response to Comment 6 — The Acquiring Fund will make the requested change.

Securities and Exchange Commission
November 13, 2019

Comment 7 — On page 10, in the “Annual Expenses” table, please confirm supplementally that the fees presented represent current fees in accordance with Item 3.

Response to Comment 7 — The Acquiring Fund so confirms.  Please note the response to Comment 3.

Comment 8 — On page 10, in the “Annual Expenses” table, “Other Expenses” for the Acquiring Fund and pro forma for the combined Acquiring Fund following the Reorganization are the same.  Please explain supplementally how “Other Expenses” for the combined Acquiring Fund will remain the same as, per the applicable footnote, “Other Expenses” should represent each Fund’s share of operating expenses.

Response to Comment 8 — The Acquired Fund is materially smaller than the Acquiring Fund, which has lower expenses given the benefits of its scale. The acquisition of the Acquired Fund is not expected to materially change the Acquiring Fund’s expenses, and therefore we expect that the “Other Expenses” for the combined Acquiring Fund will remain the same after the Reorganization.

Comment 9 — On page 10, in the “Annual Expenses” table, please confirm supplementally whether or not the combined Acquiring Fund can recoup amounts that were previously waived by the Acquiring Fund.

Response to Comment 9 —  In response to the staff’s comment, the Acquiring Fund notes that the Acquiring Fund does not owe any recoupment amounts.

Comment 10 — On page 10, in the “Annual Expenses” table, please revise Footnote 8 and the body of the Information Statement/Prospectus where appropriate to state that recoupment is limited to the lesser of (a) the expense cap in effect at the time of the waiver and (b) the expense cap in effect at the time of the recoupment.

Response to Comment 10 — The Acquiring Fund will make the requested changes.

Comment 11 — On page 10, in the “Annual Expenses” table, the staff notes that in order to be reflected in the “Annual Expenses” table, the Expense Limitation Agreement must be in effect for one year from the effective date of the Information Statement/Prospectus.  Please revise the disclosure in Footnote 8 accordingly.

Response to Comment 11 — In response to the staff’s comment, the Acquiring Fund has revised Footnote 8 to reflect that the Expense Limitation Agreement for the combined Acquiring Fund will remain in effect until November 30, 2020.

Comment 12 — On page 14, in the “Capitalization” table, please include an adjustments column that shows the estimate for reorganization costs to be borne by both Funds, and please adjust pro

Securities and Exchange Commission
November 13, 2019

forma net assets and NAV accordingly.  Additionally, please show the adjustment to shares outstanding to correctly sum to the pro forma shares outstanding after the Reorganization.

Response to Comment 12 — The Acquiring Fund will make the requested changes, as applicable.

Comment 13 — On page 16, under the heading “Reasons for the Reorganization,” please describe the consequences if the proposal fails.

Response to Comment 13 — In response to the staff’s comment, the Acquiring Fund respectfully notes that shareholders in the Acquired Fund are not being asked to approve or vote on the Reorganization and that the Boards of Directors of the Funds have approved the Reorganization.  Therefore, it is not possible for the Reorganization not to occur.  Therefore, the Acquiring Fund respectfully declines to make any changes in response to the staff’s comment.

Statement of Additional Information

Comment 14 — Please incorporate by reference the Acquired Fund’s financial statements.

Response to Comment 14 — In response to the staff’s comment, the Acquiring Fund respectfully notes that the disclosure under the heading “Documents Incorporated by Reference” states that “The financial statements of the Fund are incorporated herein by reference to the Fund’s Annual Report for the fiscal year ended March 31, 2019, filed with the Commission on June 10, 2019.”  As this refers to the Acquired Fund’s financial statements, the Acquiring Fund respectfully declines to make any changes in response to this comment.

Comment 15 — Under the heading “Pro Forma Financial Information,” net assets on a pro forma basis presented here should be reduced by the amount of the estimated reorganization costs of $245,000.

Response to Comment 15 — The Acquiring Fund has made the requested change.

Part C

Comment 16 — In Item 15, please include the entire statement as required by Item 15 and Rule 484.

Response to Comment 16 — The Acquiring Fund has made the requested change.

Comment 17 — On the signature page, please include a signature of the Principal Accounting Officer.

Securities and Exchange Commission
November 13, 2019

Response to Comment 17 — In response to the staff’s comment, the Acquiring Fund respectfully notes that the Chief Financial Officer and Treasurer (Principal Financial Officer), which is listed as a signatory, is the Acquiring Fund’s Principal Accounting Officer and that it has revised the Signature Page to so indicate.

Tax Opinion

Comment 18 — The staff notes that the second to last sentence of the second paragraph appears incomplete.  Please confirm the accuracy of this sentence.

Response to Comment 18 — In response to the staff’s comment, the Acquiring Fund has revised the disclosure to read as follows:

We have also assumed that, as to all matters for which a person or entity has represented that the person or entity is not a party to, does not have, or is not aware of any plan, intention, understanding, or agreement, that such representation is true.

Comment 19 — The staff notes that the last sentence of the first opinion paragraph states that “[n]otwithstanding anything herein to the contrary, we express no opinion as to the effect of the Reorganization on either Fund or any Member with respect to any Acquired Fund Investment as to which any unrealized gain or loss is required to be recognized for federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) under a mark-to-market system of accounting” (emphasis added).  Please explain the meaning of this qualification and how it does not undermine the opinion.

Response to Comment 19 — In response to the staff’s comment, the Acquiring Fund respectfully notes that the qualifying language is necessary for the opinion.  Certain assets are marked-to-market (become taxable) for income tax purposes at the end of a taxpayer’s tax year or when they are transferred.  These assets include 1256 contracts, which include futures contracts and currency contracts. When the Funds merge, the Acquired Fund’s tax year will end.  Therefore, taxable income will be recognized on marked-to-market assets on the closing date of the Reorganization, regardless of whether the reorganization is tax-free.

* * * * *

The Acquiring Fund intends to file an amended Registration Statement that will reflect the above responses to the staff’s comments. If you have any questions, please do not hesitate to contact me at (617) 951-9053.

Securities and Exchange Commission
November 13, 2019

Sincerely,

/s/  Abigail P. Hemnes
Abigail P. Hemnes

cc:	Michael Sullivan, Chief Compliance Officer of the Funds